Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2021

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for share and per share data)

		For the Three Months Ended March 31,
	Note	2021	2020
Operating expense
Research and development expenses	6	(39,172)	(35,375)
Selling and marketing expenses	6	(13,911)	(2,628)
General and administrative expenses	6	(17,582)	(5,882)
Total operating expense		(70,665)	(43,885)
Loss from operations		(70,665)	(43,885)

Other income (expense)
Other income		194	148
Convertible loans, derivatives, change in fair value income	11	21,169	—
Share of results with joint venture	9	(527)	—
Financial income		15	374
Financial expense		(2,000)	(42)
Exchange differences		394	29
Total other income		19,245	509
Loss before taxes		(51,420)	(43,376)
Income tax expense		(107)	(100)
Net loss		(51,527)	(43,476)

Net loss attributable to:
Owners of the parent		(51,527)	(43,476)

Net loss per share, basic and diluted	14	(0.67)	(0.85)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

	For the Three Months Ended March 31,
	2021	2020
Net Loss	(51,527)	(43,476)

Other comprehensive income

Items that may be reclassified to profit and loss
Currency translation differences	36	(202)
Total items that may be reclassified to profit and loss	36	(202)
Other comprehensive income (loss) for the period	36	(202)
Total comprehensive loss for the period	(51,491)	(43,678)

Total comprehensive loss attributable to:
Owners of the parent	(51,491)	(43,678)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	7	383,122	439,195
Other current assets		10,120	11,255
Total current assets		393,242	450,450
Non-current assets
Property, plant and equipment		2,391	1,629
Right-of-use assets	10	8,152	3,129
Intangible assets	8	10,147	10,179
Interest in joint venture	9	47,381	47,908
Other long-term assets		392	397
Total non-current assets		68,463	63,242

Total assets		461,705	513,692

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		11,462	5,279
Other current liabilities		25,272	30,375
Lease liabilities, short-term	10	833	1,002
Current income tax payable		237	149
Convertible loans, short-term	11	3,594	3,631
Total current liabilities		41,398	40,436
Non-current liabilities
Convertible loans, long-term	11	35,773	34,775
Convertible loans, derivatives	11	52,039	73,208
Deferred gain of joint venture	9	23,539	23,539
Lease liabilities, long-term	10	7,599	2,465
Defined benefit pension liabilities		3,389	3,543
Other non-current liabilities		—	221
Total non-current liabilities		122,339	137,751

Total liabilities		163,737	178,187

Equity attributable to owners of the parent
Share capital		6,314	6,314
Share premium		981,059	981,056
Treasury shares		(4)	(4)
Other reserves	12	56,704	42,753
Cumulative translation adjustments		281	245
Accumulated losses		(746,386)	(694,859)
Total equity attributable to owners of the parent		297,968	335,505

Total liabilities and equity		461,705	513,692
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three Months Ended March 31, 2021

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2021		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(51,527)	(51,527)

Translation adjustment		—	—	—	—	36	—	36
Total other comprehensive loss		—	—	—	—	36	—	36

Total comprehensive loss for the period		—	—	—	—	36	(51,527)	(51,491)

Exercise of options		—	3	—	—	—	—	3
Share-based compensation expense	12	—	—	13,951	—	—	—	13,951
Total transactions with owners		—	3	13,951	—	—	—	13,954

March 31, 2021		6,314	981,059	56,704	(4)	281	(746,386)	297,968

For the Three Months Ended March 31, 2020

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2020		4,361	549,922	5,473	(100)	69	(448,569)	111,156
Loss for the period		—	—	—	—	—	(43,476)	(43,476)

Translation adjustment		—	—	—	—	(202)	—	(202)
Total other comprehensive loss		—	—	—	—	(202)	—	(202)

Total comprehensive loss for the period		—	—	—	—	(202)	(43,476)	(43,678)

Share-based compensation expense	12	—	—	3,790	—	—	—	3,790
Total transactions with owners		—	—	3,790	—	—	—	3,790

March 31, 2020		4,361	549,922	9,263	(100)	(133)	(492,045)	71,268

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows
(in KUSD)

		For the Three Months Ended March 31,
	Note	2021	2020
Cash used in operating activities
Loss for the period		(51,527)	(43,476)
Adjustments for non-monetary items:
Share-based compensation expense	12	13,951	3,790
Depreciation of property, plant and equipment		174	148
Amortization of intangible assets		25	9
Depreciation of right-of-use assets	10	379	286
Share of results in joint venture	9	527	—
Change in defined benefit pension liability		74	94
Convertible loans, derivatives, increase in fair value	11	(21,169)	—
Financial income		(15)	(374)
Financial expense		1,982	11
Exchange differences		(366)	(8)
Income taxes		107	100
Operating loss before working capital changes		(55,858)	(39,420)
Increase in accounts receivable		—	(1)
Decrease in other assets		1,075	1,430
Increase in accounts payable		5,914	5,282
(Decrease) increase in other liabilities		(5,332)	242
Cash used in operating activities		(54,201)	(32,467)

Interest paid		(1,039)	(42)
Interest received		16	374
Interest expense on lease obligations		18	31
Tax refund		57	2
Net cash used in operating activities		(55,149)	(32,102)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(657)	(101)
Payment for purchase of intangible assets	8	—	(375)
Payment for rent deposits		—	(20)
Net cash used in investing activities		(657)	(496)

Cash from financing activities
Proceeds from the exercise of stock options		3	—
Principal portion of lease obligation payments	10	(300)	(278)
Net cash from financing activities		(297)	(278)

Net decrease in cash and cash equivalents		(56,103)	(32,876)
Exchange gain / (losses) on cash and cash equivalents		30	(100)
Cash and cash equivalents at beginning of the period		439,195	115,551
Cash and cash equivalents at end of the period		383,122	82,575

Supplemental Non-Cash Investing Information
Capital expenditures recorded in Accounts payable		265	—
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 6, 2021.
Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations and issuance of the Company’s common shares and the issuance of convertible loans (see note 11, “Convertible loans”). The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.
As of March 31, 2021, the Group’s cash and cash equivalents amounted to USD 383.1 million (December 31, 2020: USD 439.2 million).
The Board of Directors believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.
COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the Group advances its clinical programs, it is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the primary focus of healthcare providers and hospitals is currently on fighting the novel coronavirus. In addition, in response to the spread of COVID-19, the Group has modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. In addition, certain of the Group’s clinical trials experienced delays or suspensions in patient enrollment as a result of the COVID-19 pandemic. We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials as well as the supply of our clinical-stage product candidates, and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time the ultimate impact on the Group's results of operations, cash flows and financial position in 2021 and thereafter cannot be reasonably predicted. Furthermore, the impact to the Group’s businesses, operating results, cash flows, liquidity and financial condition may be further impacted if the current circumstances continue to exist for a prolonged period of time. The Company is launching ZYNLONTA commercially, and has built its launch plans to mitigate the impact of the ongoing COVID-19 pandemic. The Commercial and Medical Affairs teams have prepared for a hybrid launch and are able to engage physicians virtually, as well as face-to-face. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Three Months Ended March 31,
	2021	2020
USD / GBP
Closing rate, GBP 1	1.37665	1.23746
Weighted average exchange rate, GBP 1	1.38246	1.26382
Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In addition, the Company acquired a 49% equity interest in Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”) during 2020 which the Company accounts for under the equity method of accounting (see note 9,“Interest in Joint Venture”). The consolidated entities include:

	Ownership Interest
	March 31, 2021	March 31, 2020
ADCT America	100%	100%
ADCT UK	100%	100%

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2020.
Share split and share consolidation
On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares and, on April 24, 2020, the Company effected a five-for-four consolidation of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these unaudited condensed consolidated interim financial statements and notes thereto have been adjusted retroactively to reflect the share split and share consolidation.
Selling and marketing (“S&M”) expenses
S&M expenses relate to the build-out of the commercial organization as the Company prepared for the launch of ZYNLONTA (formerly known as loncastuximab tesirine or Lonca). See note 15, “Events after the reporting date” for further information. Prior to December 31, 2020, S&M expenses were reported within General and administrative (“G&A”) expenses within the condensed consolidated statement of operations. The unaudited interim condensed consolidated statement of operations and notes thereto for the period ended March 31, 2020 have been recast to conform S&M expenses to the current period presentation. The Company began presenting S&M expenses for the year ended December 31, 2020 in the Company's annual report on Form 20-F.
3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2020 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements.
Revenue Recognition
To date, the Company has not generated any revenue from the sale of its product candidates. In previous years, the Company had generated service revenues from a license and collaboration arrangement.
On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved the commercial use of ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma. The Company has developed its revenue recognition policy for the sale of products. Revenue from the sale of products will be recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, the Company will follow a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue will also be reduced for gross-to-net (“GTN”) sales adjustments which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. At launch, the Company will also use information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.
Income tax expense
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2020. There have been no changes in financial risk management since year-end.
4.2Fair value estimation
At March 31, 2021, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts payable
In the three months ended March 31, 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “Equity Incentive Plan 2019”), with regard to the convertible loan conversion option derivative related to the first tranche of the convertible loans and with regard to the derivative arising from the obligation related to the second tranche of the convertible loans. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 12, “Share-based compensation” and for the convertible loan derivatives in note 11, “Convertible loans”.
Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche and derivative relating to the second tranche are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion feature and the derivative associated with the first and second tranche of the Company’s convertible loans (see note 11, “Convertible loans”), respectively, are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivative and derivative. A hypothetical 10% increase (decrease) in the risk free rate as of March 31, 2021 would have increased (decreased) the derivative values associated with the first and second tranche of our convertible loans by KUSD 15 (KUSD 13) and KUSD 10 (KUSD 9), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of March 31, 2021 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 456 and (KUSD 513) and (decreased) increased the derivative value associated with the second tranche of our convertible loans by (KUSD 958) and KUSD 892. A hypothetical 10% increase (decrease) in the selected volatility as of March 31, 2021 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 1,442 (KUSD 1,052) and increased (decreased) the derivative value associated with the second tranche of our convertible loans by KUSD 309 and (KUSD 761).
5.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.
6.Expenses by nature
The following table summarizes Research and development expenses (“R&D”), S&M expenses and G&A expenses for the three months ended March 31, 2021 and 2020:

(in KUSD)	Three months ended March 31,
R&D	2021	2020
External costs (1)	24,306	26,139
Employee expense (2)	14,866	9,236
R&D expenses	39,172	35,375

S&M
External costs	5,290	1,740
Employee expense (2)	8,621	888
S&M expenses	13,911	2,628

G&A
External costs (1)	4,733	2,240
Employee expense (2)	12,849	3,642
G&A expenses	17,582	5,882
(1) Includes depreciation expense
(2) Includes share-based compensation expense

The increase in R&D expenses in the three months ended March 31, 2021 was primarily associated with the increased number of R&D employees necessary to advance its lead product candidates which also contributed to increased share-based compensation expense. This increase was partially offset by lower External costs primarily related to decreased expense associated with clinical activities and chemistry, manufacturing and controls (“CMC”) due to various development activities that occurred during the three months ended March 31, 2020.

The increase in S&M expenses in the three months ended March 31, 2021 primarily related to increased headcount within the commercial organization as the Company prepared for the launch of ZYNLONTA, as well as increased share-based compensation expense.
The increase in G&A expenses in the three months ended March 31, 2021 was primarily due to increased share-based compensation expense and to a lesser extent, increased costs associated with being a public company.
7.Cash and cash equivalents
Pursuant to the Facility Agreement entered into on April 24, 2020 (see note 11, “Convertible loans”), the Company is subject to a covenant that requires it to maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter, and such amounts are included in cash and cash equivalents on the condensed consolidated interim balance sheet.
8.Intangible assets
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. As at March 31, 2021, the Company had not received any regulatory and marketing approval for any of its product candidates and therefore classified all of its licenses as indefinite-lived intangible assets. Consequently, the Company did not recognize any amortization expense of licenses.
During the three months ended March 31, 2021, the Company did not capitalize any license payments as intangible assets. During the three months ended March 31, 2020, the Company capitalized the following license payments as intangible assets:
•An amount of KUSD 250 relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization; and
•An amount of KUSD 125 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates.
9.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company's ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of March 31, 2021.

(in KUSD)
Interest in joint venture
January 1, 2021	47,908
Share of results in joint venture	(527)
March 31, 2021	47,381
As of March 31, 2021, the deferred gain arising from the Company's contribution for its equity investment in the joint venture remained unchanged from December 31, 2020. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

The tables below provide summarized financial information for Overland ADCT BioPharma that are material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	March 31, 2021	December 31, 2020
Cash and cash equivalents	49,013	50,000
Intangible assets	48,040	48,040
Total liabilities	441	269
Net assets	96,696	97,771

Summarized Statement of Comprehensive Loss		Three months ended March 31, 2021
Operating expenses		1,162
Net loss		1,074

10.Leases
During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, will be R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. In accounting for its Right-of-use asset and Lease liability, the Company concluded it was reasonably certain that it would occupy the space for the full ten-year term.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2020	5,887	78	5,965
Exchange difference	(97)	—	(97)
March 31, 2020	5,790	78	5,868

January 1, 2021	5,324	78	5,402
Additions	5,345	56	5,401
Exchange difference	9	—	9
March 31, 2021	10,678	134	10,812

Accumulated depreciation
January 1, 2020	(1,067)	—	(1,067)
Depreciation charge	(280)	(6)	(286)
Exchange difference	21	—	21
March 31, 2020	(1,326)	(6)	(1,332)

January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(374)	(5)	(379)
Exchange difference	(8)	—	(8)
March 31, 2021	(2,635)	(25)	(2,660)

Net book amount
March 31, 2020	4,464	72	4,536
March 31, 2021	8,043	109	8,152

Depreciation of right-of-use assets have been charged to the following categories in the condensed consolidated statement of operations:

	Three months ended March 31,
(in KUSD)	2021	2020
R&D expenses	324	227
G&A expenses	55	59
	379	286

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2020	4,953	78	5,031
Cash outflow (including interest)	(304)	(5)	(309)
Interest	30	1	31
Exchange difference	(66)	—	(66)
March 31, 2020	4,613	74	4,687

January 1, 2021	3,402	65	3,467
Additions	5,345	56	5,401
Cash outflow (including interest)	(313)	(5)	(318)
Interest	18	—	18
Exchange difference	(133)	(3)	(136)
March 31, 2021	8,319	113	8,432

March 31, 2020
Lease liabilities (short-term)	1,103	19	1,122
Lease liabilities (long-term)	3,510	55	3,565
Total lease liabilities	4,613	74	4,687

March 31, 2021
Lease liabilities (short-term)	799	34	833
Lease liabilities (long-term)	7,520	79	7,599
Total lease liabilities	8,319	113	8,432
11.Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the initial public offering (“IPO”), and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”). See note 15, “Events after the reporting date” for further information.
The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.

The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries.
In accordance with the terms of the convertible notes, both the holders and the Company may elect to redeem the notes upon the occurrence of a major transaction and successor major transaction, respectively, as disclosed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.
The Facility Agreement contains various covenants, including a requirement to retain USD 50 million in cash and cash equivalents as of the end of each fiscal quarter.
First tranche - Initial disbursement of convertible loans
The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in first tranche
Since issuance, the embedded conversion option derivative is marked-to-market on a quarterly basis. During the three months ended March 31, 2021, the Company recognized income of KUSD 15,268 as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the first tranche was KUSD 35,961 and KUSD 51,229 as of March 31, 2021 and December 31, 2020, respectively. The decrease in fair value of the embedded derivative during the three months ended March 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to March 31, 2021, which was charged directly to the unaudited condensed consolidated interim statement of operations.
The Company has used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of March 31, 2021 and December 31, 2020 were as follows:

	As of
	March 31, 2021	December 31, 2020
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD (1)	67.93	67.93
Share price in USD	24.41	32.01
Risk-free interest rate	0.7%	0.3%
Expected volatility	90%	90%
Expected term	49 months	52 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.5%	13.3%

(1) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one and three-year anniversaries of the date on which it has received regulatory approval of ZYNLONTA as disclosed in the Company annual report for the period ended December 31, 2020 on Form 20-F.
Residual convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. For the three months ended March 31, 2021, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 1,982 based on the implied effective interest rate, was computed at inception at 23%.
The amount at which the convertible loan is presented as a liability in the interim condensed consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 39,367 as of March 31, 2021, of which KUSD 3,594 was the current portion of the liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 3,631 was the current portion of the liability.
Second tranche - subsequent disbursement of convertible loans
The Company is obligated to draw down the second tranche upon receipt of regulatory approval for ZYNLONTA. Prior to drawing down the second tranche, the obligation to do so under the terms specified in the Facility Agreement was accounted for as a derivative, which the Company marked-to-market quarterly. During the three months ended March 31, 2021, the Company recognized income of KUSD 5,901 as a result of changes in the fair value of the derivative. The fair value of the derivative associated with the second tranche was KUSD 16,078 and KUSD 21,979 as of March 31, 2021 and December 31, 2020, respectively, which was presented as a financial liability in the unaudited condensed consolidated interim balance sheet. The decrease in fair value of the derivative during the three months ended March 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to March 31, 2021, which was charged directly to the unaudited condensed consolidated interim statement of operations.
The Company has used an independent valuation firm to assist in calculating the fair value of the derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of March 31, 2021 were as follows:

	As of
	March 31, 2021	December 31, 2020
Exercise price at 150% of the IPO of 19.00, in USD (1)	28.50	28.50
Forced conversion price, in USD (2)	78.38	78.38
Share price in USD	24.41	32.01
Risk-free interest rate	0.7%	0.3%
Expected volatility	90%	90%
Expected term	2 months	5 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	7.9%	7.4%

(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. If the conversion price of the second tranche of convertible notes is less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche.
(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.
In addition to the key inputs disclosed above for the second tranche, the Company estimated the probability of achieving regulatory approval for ZYNLONTA. For purposes of its March 31, 2021 valuation, the Company estimated it was highly probable that it would receive regulatory approval for ZYNLONTA.

The value of the derivative is directly correlated with the probability estimate of obtaining regulatory approval for ZYNLONTA. An increase or decrease of 10% in the estimated probability would have resulted in an increase or decrease in the value of the derivative of KUSD 1,608. See note 15, “Events after the reporting date” for further information.
12.Share-based compensation
Share Purchase Plan 2013 and Share Purchase Plan 2016
The Share Purchase Plan 2013 and Share Purchase Plan 2016 were both terminated on May 15, 2020. All compensation expense relating to the Share Purchase Plan 2013 was recognized in prior periods. The amount of expense under the Share Purchase Plan 2016 for all awards recognized for services received during the three months ended March 31, 2021 and 2020 are nil and KUSD 992, respectively.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the May 19, 2020 IPO. For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the Equity Incentive Plan 2019 will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards. The amounts of expense for all awards recognized for services received during the three months ended March 31, 2021 and 2020 are nil and KUSD 182, respectively.
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 7,820,000 common shares for future issuance under the Equity Incentive Plan 2019, which include common shares pursuant to share-based equity awards issued to date. As of March 31, 2021, the Company has 1,063,893 common shares available for the future issuance of share-based equity awards. On March 22, 2021, the Company issued its first annual equity award which was approved by the Compensation Committee of the Board of Directors and consisted of 1,592,651 share options and 377,255 RSUs. As of March 31, 2021, the Company has only granted share options and RSUs under the Equity Incentive Plan 2019.

As of March 31, 2021, the cumulative amount recorded as an increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 49,449. The amount of expense for all awards recognized for services received during the three months ended March 31, 2021 and 2020 were KUSD 13,951 and KUSD 2,616 respectively.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the

Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three months ended March 31, 2021, and 2020 is KUSD 12,692 and KUSD 2,616, respectively.
The following table summarizes the share option awards outstanding as of March 31, 2021:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2020	26.45	4,276,973	9.29
Granted	28.92	1,958,246	9.93
Forfeited	21.73	(44,090)	N/A
Exercised	18.75	(155)	N/A
March 31, 2021	27.27	6,190,974	9.35
Awards outstanding as of March 31, 2021 and December 31, 2020, expire through 2031. No awards have expired. The options granted during the quarter ended March 31, 2021, primarily related to the Company's first annual equity award of 1,592,651 options. The weighted-average grant-date fair value of these options was USD 20.53 per share. As of March 31, 2021, 679,874 awards are vested and exercisable out of the total outstanding awards of 6,190,974 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 18.75 and 8.91 years, respectively.
The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted during the three months ended March 31, 2021 were determined on the date of the grant using the following assumptions:

Three Months Ended
March 31, 2021
Share price	$27.32 - $32.22
Strike price	$27.32 - $32.22
Expected volatility	85%
Award life	5.50-6.08
Expected dividends	0%
Risk-free interest rate	0.51% - 1.12%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies.
The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three months ended March 31, 2021, and 2020 is KUSD 1,259 and KUSD nil, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2020	149,984	46.50
Granted	412,099	28.70
March 31, 2021	562,083	33.45
The RSUs granted during the quarter primarily related to the first annual equity award. There were no vested RSUs during the three months ended March 31, 2021.
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended
(in KUSD)	March 31, 2021	March 31, 2020
Incentive Plan 2014	—	182
Share Purchase Plan 2016	—	992
Equity Incentive Plan 2019 - Share Options	12,692	2,616
Equity Incentive Plan 2019 - RSUs	1,259	—
Total	13,951	3,790
13.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).

Services provided by the Company
The Company provides registered office and other simple administrative services to three subsidiaries of ATH. The amounts invoiced for three months ended March 31, 2021 and recovered through G&A expenses, amounted to KUSD 1 (three months ended March 31, 2020: KUSD 1).
Key management compensation
The compensation of key management is shown below:

	Three months ended March 31,
(in KUSD)	2021	2020
Salaries and other short-term employee costs	2,032	1,605
Pension costs	134	149
Share-based compensation expense	5,217	1,581
Other compensation	13	62
Total	7,396	3,397
14.Loss per share

	Three Months Ended March 31,
(in KUSD, except per share amounts)	2021	2020
Loss attributable to owners	(51,527)	(43,476)
Weighted average number of shares outstanding [1]	76,721,667	50,959,156
Basic and diluted loss per share	(0.67)	(0.85)
1 Share data have been revised to give effect to the share split and share consolidation as explained in note 2, “Share split and share consolidation”
As all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the three months ended March 31, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended March 31,
	2021	2020
Incentive Plan 2014	—	2,183,856
Share Purchase Plan 2016	—	3,346,960
Equity Incentive Plan 2019 - Share Options - Share Options	4,683,132	1,017,294
Equity Incentive Plan 2019 - RSUs	195,773	—
Conversion of the principal amount of convertible loans into the Company’s common shares	2,631,579	—
	7,510,484	6,548,110
15.Events after the reporting date
The Company has evaluated its subsequent events through May 6, 2021, the date the unaudited condensed consolidated interim financial statements were available to be issued other than those described below.
On April 23, 2021, the FDA approved the commercial use of ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma. The Company believes that it has sufficient commercial-grade drug product in stock for the foreseeable future and has plans in place with its contract manufacturing organizations to conduct additional manufacturing at the appropriate time.
Prior to regulatory approval, the Company had written down its inventory costs related to the manufacture of ZYNLONTA to a net realizable value of zero. However, in accordance with International Accounting Standard 2 Inventories (“IAS 2”), the Company anticipates reversing previously recorded impairment charges of approximately USD 7 million to USD 8 million during the second quarter of fiscal year 2021 based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand as well as the expiration of such product. The reversal of impairment charges will be recorded as income to research and development expenses in the Company’s Statement of Operations. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Upon receipt of FDA approval, the Company is obligated to draw down upon USD 50.0 million of convertible loans relating to the second tranche of the Facility Agreement. The Company will account for the second disbursement of convertible loans in a similar manner as the first disbursement (i.e. a convertible loan and an embedded derivative conversion feature) effective on the disbursement date.